EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund A LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$15,050,501.16	(1)	0.01381%	$2,078	(2)
Fees Previously Paid				-
Total Transaction Valuation	$15,050,501.16
Total Fees Due for Filing				$2,078
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				$2,078

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 747,294 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.14 per unit, which represents the Company’s net asset value as of December 31, 2025.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.